EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**01/25/12**
Item IDs	**2.02**
	7.01
	8.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k812512header.htm**
	8-K HEADER
EX-99.1	**ex99_1.htm**
	EARNINGS RELEASE
GRAPHIC	**rjflogo.jpg**
	RJF LOGO
GRAPHIC	**rjblogo.jpg**
	RJB LOGO
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>

                <field sid="SubTable_periodOfReport_"><value>01/25/12</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>8.01</value></combobox>
                <combobox sid="SubItem_itemId_3"><value>9.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k812512header.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K HEADER</value></field>
                <data sid="data1"><filename>k812512header.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>EARNINGS RELEASE</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>RJF LOGO</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>rjblogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>RJB LOGO</value></field>
                <data sid="data4"><filename>rjblogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 25, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 25, 2012, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the first quarter ended December 31, 2011. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On January 25, 2012, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 8.01 Other Events

The Company also stated in the press release that Raymond James Bank has received approval to convert to a national bank. The Company has also been informed that its bank holding company application has been approved. The Bank's conversion is expected to occur on February 1, 2012.

Item 9.01 Financial Statements and Exhibits

      (d) The following is filed as an exhibit to this report:

Exhibit No.

      99.1 Press release dated January 25, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 25, 2012

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Executive Vice President – Finance,
        Chief Financial Officer and Treasurer

RAYMOND JAMES

January 25, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS FIRST QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported net income of $67,325,000 or $0.53 per diluted share for the first quarter of fiscal 2012, compared with net income of $81,723,000, or $0.65 per diluted share in the first quarter of fiscal 2011, our all-time record earnings quarter. This compared to net income of $68,927,000, or $0.54 per diluted share, for the previous quarter.

Net revenues were $782,777,000 for the current quarter, down 4 percent from both the prior year's quarterly net revenues of $813,829,000 and the previous quarter's net revenue of $817,783,000.

"As mentioned previously, we started the quarter with a headwind in both Private Client Group and Asset Management, as wrap fee assets billed quarterly in advance were 6 percent lower on Oct.1 than they were July 1, said CEO Paul Reilly. "Unfortunately, we were unable to overcome that lower fee level, thus both segments trailed the previous quarter in revenues and pretax profits. On a positive note, asset levels were significantly higher on Jan. 1, which augurs well for the March quarter for this particular business segment."

Assets under administration on Dec. 31, 2011 of $270 billion are up 3 percent over last year's first quarter end and 5 percent over the previous quarter end. Similarly, assets under management of $35 billion were up 5 percent over last year's first quarter and 9 percent over the previous quarter end.

"Despite an increase in lead managed deals to nine, this quarter was difficult for Equity Capital Markets as both commissions and investment banking revenues declined from the prior period," Reilly said. "In a challenging quarter for the entire industry, we believe we performed relatively well given market conditions. The environment and results were better for the Fixed Income portion of this segment.

"Net loans at Raymond James Bank grew $467 million, or more than 7 percent, to more than $7 billion over last quarter. The bank enjoyed its second most profitable quarter ever as interest spreads held up nicely. Equally important, the entire net loan loss provision for the current quarter related to loan growth, which should help to grow earnings in future quarters.

"We are also pleased to announce that Raymond James Bank has received approval to convert to a national bank from its current thrift status. We anticipate effecting this change on Feb. 1, at which date Raymond James Financial will become a bank holding company and a financial holding company. Following the conversion, we expect approval of the acquisition of the loan portfolio of Allied Irish Bank in Canada.

"Last but certainly not least, we are excited about the strategic impact of the acquisition of Morgan Keegan, announced Jan. 11. Although still in the early days, integration discussions have gone extremely well due to the strong cultural fit and synergies between the two organizations.

"Despite uncertain market conditions, we anticipate improving results this quarter and are confident in our long-term future. We will continue to focus on our operating results while simultaneously preparing for the integration of Morgan Keegan."

The company will conduct its quarterly conference call Thursday, Jan. 26, at 8:15 a.m. ET. For a listen-only connection, visit raymondjames.com/analystcall for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $270 billion, of which approximately $35 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2011 annual report on Form 10-K, which is available on RAYMONDJAMES.COM and SEC.GOV.

In addition to those factors, the following factors, among others, could cause actual results to differ materially from forward-looking or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all; the possibility that modifications to the terms of the transaction may be required to obtain or satisfy such approvals or conditions; changes in the anticipated timing for closing the transaction; difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the transaction; the inability to sustain revenue and earnings growth; changes in the capital markets; and diversion of management time on transaction related issues.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

		Three months ended				
	December 31, 2011	December 31, 2010	% Change	September 30, 2011	% Change
Total revenues	$ 798,817	$ 830,333	(4)%	$ 834,597	(4)%
Net revenues	782,777	813,829	(4)%	817,783	(4)%
Pre-tax income	110,851	130,514	(15)%	125,829	(12)%
Net income	67,325	81,723	(18)%	68,927	(2)%
Income for basic earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 65,603	$ 78,838	(17)%	$ 66,955	(2)%
Income for diluted earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 65,608	$ 78,845	(17)%	$ 66,959	(2)%
Earnings per common share:					
Basic	$ 0.53	$ 0.65	(18)%	$ 0.54	(2)%
Diluted	$ 0.53	$ 0.65	(18)%	$ 0.54	(2)%
Non-GAAP results excluding the loss provision for auction rate securities[1]:					
Non-GAAP pre-tax income	$ 110,851	$ 130,514	(15)%	$ 122,220	(9)%
Non-GAAP net income	$ 67,325	$ 81,723	(18)%	$ 65,808	2%
Non-GAAP earnings per common share:					
Non-GAAP basic	$ 0.53	$ 0.65	(18)%	$ 0.52	2%
Non-GAAP diluted	$ 0.53	$ 0.65	(18)%	$ 0.52	2%

(1) The non-GAAP calculations exclude the impact of the loss provision for auction rate securities from pre-tax income for the three months ended September 30, 2011. Non-GAAP net income and earnings per common share computations also reflect adjustments to income tax expenses for the tax effect of this loss provision. The company believes that the non-GAAP measures provide useful information by excluding these items which may not be indicative of the company's core operating results and business outlook. The company believes that GAAP measures and non-GAAP measures of the company's financial performance should be considered together.

	Balance sheet data	
	December 31, 2011	September 30, 2011
Total assets	$ 18 bil.	$ 18 bil.
Shareholders' equity	$ 2,637 mil.	$ 2,588 mil.
Book value per share	$ 21.34	$ 20.99

	Management data Quarter ended			
	December 31, 2011	December 31, 2010	September 30, 2011	June 30, 2011
PCG financial advisors and investment advisor representatives:				
United States	4,495	4,489	4,504	4,492
Canada	454	442	452	445
United Kingdom	61	59	61	60
Investment advisor representatives[1]	346	363	333	331
Total	5,356	5,353	5,350	5,328
# lead managed:				
Corporate public offerings in U.S.	9	12	5	7
Corporate public offerings in Canada	6	14	3	8
Financial assets under management:				
Managed accounts	$ 35 bil.	$ 33 bil.	$ 32 bil.	$ 37 bil.
Client assets under administration	$ 270 bil.	$ 262 bil.	$ 256 bil.	$ 278 bil.
Client margin balances	$ 1,521 mil.	$ 1,511 mil.	$ 1,517 mil.	$ 1,551 mil.

(1) Investment advisor representatives with custody only relationships located in the United States and the United Kingdom.

	Three months ended					
	December 31, 2011	December 31, 2010	% Change	September 30, 2011	% Change
			(in thousands)		
Revenues:					
Private Client Group	$ 528,618	$ 519,431	2%	$ 552,910	(4)%
Capital Markets	136,165	173,026	(21)%	151,146	(10)%
Asset Management	56,795	55,587	2%	57,125	(1)%
RJ Bank	77,416	77,441	-	67,616	14%
Emerging Markets	4,652	8,589	(46)%	8,184	(43)%
Securities Lending	2,442	1,750	40%	1,701	44%
Proprietary Capital	473	670	(29)%	2,694	(82)%
Other	2,661	3,403	(22)%	2,261	18%
Intersegment eliminations	(10,405)	(9,564)	(9)%	(9,040)	(15)%
Total revenues	$ 798,817	$ 830,333	(4)%	$ 834,597	(4)%
Pre-tax Income:					
Private Client Group	$ 49,408	$ 55,740	(11)%	$ 63,764	(23)%
Capital Markets	10,001	24,646	(59)%	5,464	83%
Asset Management	15,813	15,594	1%	17,762	(11)%
RJ Bank	53,003	46,464	14%	42,180	26%
Emerging Markets	(2,549)	321	NM	308	NM
Securities Lending	1,206	524	130%	311	288%
Proprietary Capital	(65)	(142)	54%	1,949	(103)%
Other	(15,966)	(12,633)	(26)%	(5,909)[1]	(170)%
Pre-tax Income	$ 110,851	$ 130,514	(15)%	$ 125,829	(12)%

(1) The three months ended September 30, 2011 includes a $3.6 million pre-tax reduction of the loss provision for auction rate securities based upon actual repurchase activity.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

		Three months ended			
	December 31, 2011	December 31, 2010	% Change	September 30, 2011	% Change
Revenues:					
Securities commissions and fees	$ 511,334	$ 534,139	(4)%	$ 541,250	(6)%
Investment banking	39,336	58,969	(33)%	64,565	(39)%
Investment advisory fees	53,505	52,411	2%	56,681	(6)%
Interest	102,096	104,386	(2)%	95,289	7%
Account and service fees	74,010	69,285[1]	7%	74,595	(1)%
Net trading profits (losses)	9,343	6,322	48%	(1,591)	NM
Other	9,193	4,821[1]	91%	3,808	141%
Total revenues	798,817	830,333	(4)%	834,597	(4)%
Interest expense	16,040	16,504	(3)%	16,814	(5)%
Net revenues	782,777	813,829	(4)%	817,783	(4)%
Non-interest expenses:					
Compensation, commissions and benefits	541,622	551,884	(2)%	563,538	(4)%
Communications and information processing	37,567	31,145	21%	33,924	11%
Occupancy and equipment costs	25,937	26,229	(1)%	28,458	(9)%
Clearance and floor brokerage	7,454	9,917	(25)%	8,820	(15)%
Business development	27,839	23,945	16%	23,310	19%
Investment sub-advisory fees	6,562	6,904	(5)%	7,626	(14)%
Bank loan loss provision	7,456	11,232	(34)%	5,423	37%
Loss on auction rate securities repurchased	-	-	NM	(3,609)	NM
Other	23,692	25,827	(8)%	31,611	(25)%
Total non-interest expenses	678,129	687,083	(1)%	699,101	(3)%
Income including noncontrolling interests and before provision for income taxes	104,648	126,746	(17)%	118,682	(12)%
Provision for income taxes	43,526	48,791	(11)%	56,902[2]	(24)%
Net income including noncontrolling interests	61,222	77,955	(22)%	61,780	(1)%
Net (loss) income attributable to noncontrolling interests	(6,203)	(3,768)	(65)%	(7,147)	13%
Net income attributable to Raymond James Financial, Inc.	$ 67,325	$ 81,723	(18)%	$ 68,927	(2)%
Net income per common share-basic	$ 0.53	$ 0.65	(18)%	$ 0.54	(2)%
Net income per common share-diluted	$ 0.53	$ 0.65	(18)%	$ 0.54	(2)%
Weighted average common shares outstanding-basic	123,225	121,155		123,366	
Weighted average common and common equivalent shares outstanding-diluted	123,712	121,534		123,771	

(1) We changed the title of what had been known as "Financial Service Fees" to "Account and Service Fees" to better reflect the nature of the revenues included within the line item description. Additionally, we reclassified certain components of revenue previously included within Other Revenues into Account and Service Fees. The most significant elements of revenue subject to this reclassification include mutual fund and annuity service fees and correspondent clearing.

(2) Our quarterly tax provision was negatively impacted by a significant decline in value of the nontaxable COLI investment.

RAYMOND JAMES *Bank*

Raymond James *Bank* Segment Data:

$ in thousands UNAUDITED		Three months ended				
		12/31/2011	12/31/2010	% Change	09/30/2011	% Change
Net Interest Income	$	72,729	$ 74,353[2]	(2)% $	65,063	12%
Net Revenues[1]	$	75,052	$ 73,482[2]	2% $	64,514	16%
Loan Loss Provision Expense	$	7,456	$ 11,232	(34)% $	5,423	37%
Pre-tax Income	$	53,003	$ 46,464[2]	14% $	42,180	26%
Net Charge-offs	$	5,697	$ 12,292	(54)% $	5,479	4%
Net Interest Margin (% Earning Assets)		3.21%	3.70%[2]	(13)%	2.87%	12%
Adjusted Net Interest Margin[3]		3.60%			3.35%	7%
Net Interest Spread (Interest-Earning Assets Yield – Cost Of Funds)		3.20%	3.67%[2]	(13)%	2.85%	12%
Adjusted Net Interest Spread[3]		3.59%			3.33%	8%

		As of 12/31/2011	As of 09/30/2011
Total Assets[4]	$	8,794,499	$ 8,993,127
Total Loans, Net	$	7,015,204	$ 6,547,914
Total Deposits[4]	$	7,707,869	$ 7,990,474
Available for Sale (AFS) Securities, at Fair Value	$	296,840	$ 324,607
Net Unrealized Loss on AFS Securities, Before Tax	$	(50,130)	$ (46,469)
Total Capital (to Risk-Weighted Assets)		14.3% [5]	13.7%
Tier I Capital (to Adjusted Assets)		11.4% [5]	10.3%
Commercial Real Estate (CRE) and CRE Construction Loans[6]	$	831,708	$ 771,976
Commercial and Industrial Loans[6]	$	4,604,548	$ 4,191,422
Residential Mortgage/Consumer Loans[6]	$	1,765,920	$ 1,766,188
Allowance for Loan Losses	$	147,503	$ 145,744
Allowance for Loan Losses (as % of Loans)		2.06%	2.18%
Nonperforming Loans[7]	$	111,523	$ 133,323
Other Real Estate Owned	$	12,289	$ 14,572
Total Nonperforming Assets[8]	$	123,812	$ 147,895
Nonperforming Assets (as % of Total Assets)		1.41%	1.64%
Total Criticized Loans[9]	$	488,851	$ 484,186
1-4 Family Residential Mortgage Loans over 30 days past due (as % Residential Loans)		4.40%	4.32%

(1) Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.
(2) Net Revenues, Net Interest Income and Pre-tax Income were positively impacted by a $6.4 million correction during the quarter of an accumulated interest income understatement in prior periods related to purchased residential mortgage loan pools. This adjustment increased both Net Interest Margin and Net Interest Spread by 0.09% for the quarter ended December 31, 2010.
(3) Excludes the impact of excess RJBDP deposits held during the quarter. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread.
(4) Includes the impact of affiliate deposits.
(5) Estimated for the current quarter.
(6) Outstanding loan balances are shown gross of unearned income and deferred expenses and include any held for sale loans in the respective loan category.
(7) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.
(8) Includes Nonperforming Loans and Other Real Estate Owned.
(9) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.

Asset Quality

During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans decreased from 2.18% to 2.06%, as the allowance increased slightly while loan balances grew by almost $500 million. Total net loan charge-offs for the current quarter increased slightly to $5.7 million, compared to the prior quarter's $5.5 million. Net charge-offs in the corporate loan portfolio totaled $2.7 million compared to $0.6 million in the prior quarter. The remaining $3 million in net charge-offs were taken on residential mortgage and consumer loans, which was a decrease of $1.9 million compared to the prior quarter. Loan loss provision expense for the current quarter increased to $7.5 million, compared to the previous quarter's provision expense of $5.4 million. However, the driver for increased reserves is the result of significant loan growth during the quarter rather than criticized loan activity. The percentage of over 30 day past-due residential mortgage loans increased during the current quarter, with delinquencies rising to 4.40% from 4.32% in the prior quarter. Total nonperforming loans decreased by $21.8 million during the current quarter compared to the prior quarter's decrease of $6.7 million. Improvement was primarily in the corporate loan portfolio. Other Real Estate Owned (OREO) balances decreased during the current quarter to $12.3 million from $14.6 million. The reduction was driven by the sale of corporate OREO.

Credit Risk Concentrations:

	As of 12/31/2011		As of 09/30/2011	
1-4 Family Mortgage	3.2% CA[1]		3.3% CA[1]	
Geographic Concentration	2.7% FL		2.6% FL	
(top 5 states, dollars	1.9% NY		1.9% NY	
outstanding as a	1.1% NJ		1.1% NJ	
percent of Total Assets)	0.9% VA		0.9% VA	
Corporate Loan Industry	4.3%	Telecommunications	4.2%	Telecommunications
Concentration (top 5	4.1%	Consumer products and services	3.4%	Consumer products and services
industries, dollars	3.5%	Pharmaceuticals	2.9%	Media
Outstanding as a percent	3.2%	Hospitals	2.9%	Pharmaceuticals
of total assets)	3.1%	Technology	2.6%	Healthcare providers (non-hospital)

(1) This concentration ratio for the state of CA excludes 2.2% at 12/31/11 and 1.9% at 9/30/11 for purchased loans that have full repurchase recourse for any delinquent loans.